WYNDHAM WORLDWIDE CORPORATION

Pricing Term Sheet

Filed pursuant to Rule 433

Relating to

Prospectus Supplement dated March 12, 2012 to

Prospectus dated February 27, 2012

Registration Statement No. 333- 179710

$150,000,000 4.250% Notes due 2022

Issuer:	Wyndham Worldwide Corporation

Trade Date:	March 12, 2012

Settlement Date:	March 15, 2012

Title of Securities:	4.250% Notes due 2022

Principal Amount:	$150,000,000 reopening for a total amount of $650,000,000

Maturity Date:	March 1, 2022

Interest Rate:	4.250% per annum

Price to Public:	99.063% plus accrued interest from and including March 7, 2012

Gross Proceeds to Issuer:	$148,594,500 excluding proceeds in respect of accrued interest from March 7, 2012

Yield to Maturity:	4.367%

Spread to Benchmark Treasury:	T + 235 basis points

Benchmark Treasury:	2.000% Notes due February 15, 2022

Benchmark Treasury Price / Yield:	99-27 / 2.017%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012

Optional Redemption Provisions:	Prior to December 1, 2021, make-whole call at any time at a discount rate of Treasury plus 35 basis points; par call at any time on and after December 1, 2021

CUSIP / ISIN:	98310WAJ7 / US98310WAJ71

Joint Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.